EXHIBIT (a)(1)(C)

CONCRETE PUMPING HOLDINGS, INC.

THE OFFER TO EXCHANGE CERTAIN OUTSTANDING RESTRICTED SHARE AWARDS FOR NEW RESTRICTED SHARE AWARDS

ELECTION FORM

Before submitting this Election Form, please make sure you have received, read and understand the documents that make up the offer (the “offering documents”), including: (1) the Offer to Exchange Certain Outstanding Restricted Share Awards for New Restricted Share Awards dated October 1, 2020 (as it may be amended and supplemented from time to time); (2) the 2018 Plan and the form of new restricted share award agreement; (3) the email to all eligible employees from Bruce Young, dated October 1, 2020; (4) this Election Form; and (5) the Withdrawal Form. Terms used but not defined in this Election Form have the meanings ascribed to them in the Offer to Exchange.

I hereby tender my eligible restricted share award specified below pursuant to the terms and conditions of the offer documents. In tendering my eligible restricted share award, I represent and acknowledge to Concrete Pumping as follows:

1.

The eligible restricted share award tendered by me is subject to the terms and conditions of the offer documents, which I acknowledge having received and read, including, without limitation, Section 6 of the Offer to Exchange, which provides that Concrete Pumping may terminate or amend the offer and postpone its acceptance and cancellation of the eligible restricted share awards tendered for exchange;

2.

I am the registered holder of the eligible restricted share award hereby tendered, I have the full power and authority to tender my eligible restricted share award and my name and other information appearing on this Election Form are true and correct;

3.

Neither Concrete Pumping nor its board of directors is making any recommendation as to whether or not I should participate in the offer. Participation in the offer carries risks and there is no guarantee that I will ultimately receive greater value from the new restricted share award if I elect to participate in the offer than from my eligible restricted share award if I do not elect to participate. As a result, I must make my own decision regarding my participation in the offer;

4.

Concrete Pumping’s acceptance of the restricted share award tendered by me will constitute a binding agreement between Concrete Pumping and me, upon the terms and subject to the conditions of the offer documents;

5.

If my eligible restricted share award is accepted for exchange, I acknowledge that the eligible restricted share award will be cancelled, I will have no right, title or interest to the restricted share award, and the award notice and agreement evidencing the restricted share award shall be void and of no further effect;

6.

If my eligible restricted share award is accepted for exchange, I acknowledge that the new restricted share award I receive will be granted on the same business day in the U.S. as the expiration of the offer, and will be issued under, and subject to, the terms and conditions of the 2018 Plan and the form of award agreement for the new restricted share award;

7.

My participation in the offer is completely voluntary and Concrete Pumping has advised me to consult my own legal, financial and tax advisors in relation to any questions concerning the offer including any personal tax implications or otherwise of participating in the offer; and

8.

Participation in the offer will not confer upon me the right to remain employed by Concrete Pumping. Participation in the offer will not alter or affect any terms or aspects of my employment relationship with Concrete Pumping or any of its subsidiaries (other than to the extent that the new restricted share award replace the eligible restricted share award). The new restricted share award will not create any contractual or other right to receive any other future equity or cash compensation, payments or benefits.

Eligible Restricted Share Award Tendered in the Offer

Grant ID	Grant Date	Number of Restricted Shares	Time Vesting Shares	Performance Vesting Shares

(Signature of Eligible Employee)

(Eligible Employee’s Name, please print in full)

Date:	, 20___

Address:

Email address:

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If you intend to submit this Election Form to tender your eligible restricted share award under the offer, you must complete, sign and date a copy of this Election Form and return it to Concrete Pumping Equity Administration so that Concrete Pumping Equity Administration receives it before the offer expires at 10:00 p.m., Mountain Time, on October 29, 2020 (or, if we extend the offer, a later date that we will specify).

You may send this Election Form via email, regular mail or overnight delivery to:

Concrete Pumping Holdings, Inc.
Attn: Concrete Pumping Equity Administration
500 E. 84th Ave., Suite A-5
Thornton, Colorado 80229
Email: exchange@cphinc.net

Your election to tender your eligible restricted share award will be effective only upon receipt by Concrete Pumping Equity Administration of this Election Form. You are responsible for making sure that your Election Form is received by Concrete Pumping Equity Administration before the offer expires at 10:00 p.m., Mountain Time, on October 29, 2020 (or, if we extend the offer, a later date that we will specify). Your eligible restricted share award will not be considered tendered until Concrete Pumping Equity Administration receives your properly completed and signed Election Form.

Concrete Pumping Equity Administration will confirm receipt of your Election Form via email after receipt. If you do not receive confirmation of receipt of your Election Form from Concrete Pumping Equity Administration soon after the date your Election Form should be received by Concrete Pumping Equity Administration, or if you submit your Election Form less than five business days before the Expiration Date, please contact Kevin McCarty with Concrete Pumping Equity Administration at 303-253-6295 before the deadline in order to confirm whether your Election Form has been received.

You should make a copy of this Election Form and retain it for your records.

You may withdraw this election by submitting a Withdrawal Form. Your Withdrawal Form must be received by Concrete Pumping Equity Administration before the offer expires on the expiration date.

You may change your mind as many times as you wish, but you will be bound by the last properly submitted Election Form or Withdrawal Form we receive before the offer expires on the expiration date.

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